# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Despegar.com, Corp., CIK 0001703141
CUSIP: G27358103
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: Commerce House, 4th Floor, Wickhams Cay 1, Road Town Tortola, Virgin Islands British (D8), VG1110
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001825814
Persons authorized to receive notices and communications: Dan Reid, LCLA Daylight LP c/o, Catterton Latin America, 30 Rockefeller Plaza, Suite 5405, New York, New York (NY), 10112, (212) 600-2139

## Reporting persons
- LCLA Daylight LP (CIK 0001825814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CALA 2 Managers Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott A. Dahnke (CIK 0001545446): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dirk Donath: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: Despegar.com, Corp.
Address of issuer's principal executive offices: Commerce House, 4th Floor, Wickhams Cay 1, Road Town Tortola, Virgin Islands British (D8), VG1110
Comment: The Report on Schedule 13D relating to the ordinary shares, no par value (the "Ordinary Shares"), of Despegar.com, Corp., a British Virgin Islands corporation (the "Issuer"), initially filed with the Securities and Exchange Commission (the "SEC") on September 23, 2020, as amended and supplemented by the Amendment filed on June 17, 2024 and the Amendment filed on December 26, 2024 (collectively, the "Schedule 13D") is amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this "Amendment"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms not defined in this Amendment have the meanings given to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

On May 15, 2025, ("Effective Date"), the Issuer consummated a merger (the "Merger") pursuant to which the Reporting Persons' (i) 7,992,759 Ordinary Shares and (ii) 150,000 Series A Preferred Shares were converted into a right to receive cash, in accordance with the terms of the Merger Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

As of the Effective Date, each Reporting Person may have been deemed to have beneficial ownership of 0 Ordinary Shares, constituting 0% of the Ordinary Shares outstanding. The percentage of beneficial ownership in this Amendment is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is based on an aggregate of 83,572,285 Ordinary Shares outstanding as of December 31, 2024 as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the Effective Date, each Reporting Person may be deemed to have the shared power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 0 Ordinary Shares.
Transactions in the class effected during the past sixty days: Other than as disclosed in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Effective Date, the Reporting Persons ceased to be beneficial owners of more than five percent of the Ordinary Shares. This Amendment No. 3 constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

## Signatures
- LCLA Daylight LP: By: CALA 2 Managers Ltd, its General Partner: By: /s/ Dirk Donath, Dirk Donath/Director (05/16/2025)
- CALA 2 Managers Ltd: By: /s/ Dirk Donath, Dirk Donath/Director (05/16/2025)
- Scott A. Dahnke: /s/ Scott A. Dahnke, Scott A. Dahnke (05/16/2025)
- Dirk Donath: /s/ Dirk Donath, Dirk Donath (05/16/2025)